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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: August 29, 2002             By:   /s/ Scott Ewart
                                        ----------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                                         [LOGO]



             AT&T CANADA APPOINTS JEFF BLIDNER TO BOARD OF DIRECTORS


TORONTO, ON (August 28, 2002) - AT&T Canada Inc. (TSX: TEL.B and NASDAQ: ATTC), Canada's largest competitor to the incumbent telecom companies, today announced the appointment of Jeffrey M. Blidner to the Board of Directors of the Company.

Mr. Blidner is Vice Chairman of Brascan Financial Corporation and is responsible for Brascan's merchant banking and asset management activities including the Tricap Restructuring Fund. Prior to joining Brascan, Mr. Blidner was a senior partner at Goodman and Carr LLP, a Toronto law firm. Called to the Bar in Ontario in 1974, Mr. Blidner has been recognized by THE CANADIAN LEGAL LEXPERTTM DIRECTORY as a leading practitioner in the area of corporate finance and securities.

"We are very pleased to welcome Jeff to our Board of Directors," said Purdy Crawford, Chairman of the Board, AT&T Canada. "He is a highly respected lawyer both in Canada and internationally, and has extensive expertise and knowledge in corporate finance which will be a great asset to the Board and our company."

The Company also announced today that Marc Fortier has resigned his position as Director. The Board has accepted Mr. Fortier's offer to resign in order for him to focus on his new mandate as CEO of Van Houtte Inc. The vacancy created by Mr. Fortier's resignation is being filled by Mr. Blidner.

"We would like to thank Marc for the significant contributions that he has made to the Board over the past several years. We thank him for his efforts and wish him the best in his new endeavours," said Mr. Crawford.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the


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company's recent filings with the Securities and Exchange Commission, the
Ontario Securities Commission, and SEDAR.

                                    -- ## --


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                        INVESTORS AND ANALYSTS:
Ian Dale                                      Brock Robertson
(416) 345-2227                                (416) 345-3125
ian.dale@attcanada.com                        brock.robertson@attcanada.com

May Chiarot                                   Dan Coombes
(416) 345-2342                               (416) 345-2326
may.chiarot@attcanada.com                    dan.coombes@attcanada.com



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